FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES RECORD YTD RESULTS

Q2 Net Income rises to $646,000 or $0.19 per share ($0.18 fully diluted)
YTD Net Income climbs to $1,094,000 or $0.31 per share ($0.30 fully diluted)

Q2 EBITDAS rises to $1,202,000 or $0.35 Per Share ($0.34 fully diluted)
YTD EBITDAS climbs to $2,233,000 or $0.64 per share ($0.61 fully diluted)

Company Increases Share Repurchase Program for fourth time, by $500,000 US

Vancouver, Canada, September 29, 2011, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its second quarter and first half of fiscal 2011, which ended August 31, 2011. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

Q2 2011 net income was $646,000 or $0.19 per share [$0.18 fully diluted] versus net loss of ($549,000) or ($0.14) per share in the same quarter of fiscal 2010. YTD net income was $1,094,000 or a record $0.31 per share [$0.30 fully diluted], versus a net loss of ($141,000) or ($0.04) in the first half of last year.

Q2 2011 net income before stock based compensation (SBC) increased to $710,000 or $0.21 per share [$0.20 fully diluted] versus $632,000 or $0.16 per share in the same quarter last year. YTD net income before SBC rose to $1,327,000 or $0.38 per share [$0.36 fully diluted] from $1,110,000 or $0.28 [$0.28 fully diluted] a year ago.

Q2 2011 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,202,000 or $0.35 per share [$0.34 fully diluted], versus $1,133,000 or $0.29 per share during the same period last year. YTD EBITDAS increased to $2,233,000 or $0.64 per share [$0.61 fully diluted] from $2,030,000 or $0.52 per share [$0.52 fully diluted] in the first half of fiscal 2010.

Non-GAAP Net Income before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2011	2010	2011	2010

Net Income (loss)	$646,000	($549,000)	$1,094,000	($141,000)

Add back SBC	64,000	1,181,000	233,000	1,251,000

Net income before SBC	$710,000	$632,000	$1,327,000	$1,110,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q2	Q2	YTD	YTD
	2011	2010	2011	2010

Net Income (loss) per share	$0.19	($0.14)	$0.31	($0.04)

Add back SBC per share	0.02	0.30	0.07	0.32

Net Income per share before SBC	$0.21	$0.16	$0.38	$0.28

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2	Q2	YTD	YTD
	2011	2010	2011	2010

Net Income (loss)	$646,000	($549,000)	$1,094,000	($141,000)

Add back:
Interest	25,000	42,000	49,000	86,000
Depreciation and Amortization	168,000	174,000	336,000	343,000
Non-cash stock based compensation	64,000	1,181,000	233,000	1,251,000
Non-cash income tax expense	299,000	285,000	521,000	491,000

Total Add Backs	556,000	1,682,000	1,139,000	2,171,000

EBITDAS	$1,202,000	$1,133,000	$2,233,000	$2,030,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2	Q2	YTD	YTD
	2011	2010	2011	2010

Net Income (loss) per share	$0.19	$(0.14)	$0.31	$(0.04)

Add back:
Interest	0.01	0.01	0.01	0.02
Depreciation and Amortization	0.04	0.05	0.10	0.09
Non-cash stock based compensation	0.02	0.30	0.07	0.32
Non-cash income tax expense	0.09	0.07	0.15	0.13

EBITDAS per share	$0.35	$0.29	$0.64	$0.52

Gross profit margin for the quarter was 42.4%, up from 39.1% in the same quarter last year. In Q4 of fiscal 2010 the Company adjusted how it applied certain overhead, freight and warehousing costs, thereby increasing cost of goods sold and reducing SG&A costs.

Gross revenue for Q2 2011 was $5,729,000, versus $6,291,000 in the comparative period of last year. The decline in revenues is principally due to colder than average weather conditions in the Company’s principal markets during Q2 2011. Additionally, the Company discontinued distribution of a licensed beverage brand in January 2011.

Discounts, rebates and slotting fees were $259,000 in Q2 2011, down from $424,000 in Q2 of the prior year. SG&A expenses were $1,081,000 in Q2 of fiscal 2011, versus $2,338,000 in the comparative period of the previous year. The principal differences are the reduction of stock based compensation charges and the ongoing impact of efficiency measures and cost controls.

As at the end of Q2 2011 the Company had cash and available credit totaling approximately $2,827,128.

During Q2 2011 the Company repurchased an additional 180,768 shares of its common stock at an average price of $3.61 US per share, pursuant to its share repurchase program. As at August 31, 2011 the Company had outstanding 3,297,968 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program. Consequently, the Company’s Board of Directors has authorized an additional $500,000 increase to the program, which now has approximately $800,000 US remaining authorized under it.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, UnWine®, PureRed®, PureBlack® and PureWhite® SuperJuices and BabyBlue® childrens’ superfruit blends via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2011 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF
INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN
DOLLARS)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2011	2010	2011	2010

Gross revenue	$5,729,388	$6,290,674	$11,074,857	$11,846,354
Less: Discounts, rebates and slotting fees	(258,653)	(424,065)	(598,195)	(843,363)
Net revenue	5,470,735	5,866,609	10,476,662	11,002,991

Expenses (Income)
Cost of sales	3,152,457	3,572,023	6,139,306	6,693,425
Selling, general and administration expenses	1,081,338	2,338,097	2,288,902	3,524,782
Depreciation of property, plant and equipment	168,463	173,702	335,643	343,435
Change in fair value of derivative liability	98,685	-	43,865	-
Interest expense	27,145	44,950	56,295	91,492
Interest income	(2,863)	(3,133)	(6,726)	(5,419)
Loss on disposal of assets	903	2,076	9,622	3,249
Foreign exchange loss (gain)	(728)	2,473	(5,172)	2,067
	4,525,400	6,130,188	8,861,735	10,653,031

Income (loss) before income taxes	945,335	(263,579)	1,614,927	349,960

Income tax expense	299,346	285,493	520,877	490,808

Net income (loss) and
other comprehensive income (loss)	$645,989	$(549,072)	$1,094,050	$(140,848)

Basic income per share	$0.19	$(0.14)	$0.31	$(0.04)
Weighted average number of shares outstanding – basic	3,397,058	3,922,477	3,505,549	3,922,876

Diluted income per share	$0.18	$(0.14)	$0.30	$(0.04)
Weighted average number of shares outstanding – diluted	3,582,737	3,922,477	3,691,229	3,922,876